Exhibit 99.1

ProQR Prices $90 Million Underwritten Public Offering of Ordinary Shares

LEIDEN, Netherlands and CAMBRIDGE, Mass., March 30, 2021 -- ProQR Therapeutics N.V. (Nasdaq: PRQR), a company dedicated to changing lives through the creation of transformative RNA therapies for inherited retinal diseases (IRDs), today announced the pricing of its previously announced underwritten public offering of 13,846,154 ordinary shares at a price to the public of $6.50 per share. All of the shares are being offered by ProQR. In addition, ProQR has granted the underwriters a 30-day option to purchase up to 2,076,923 additional ordinary shares at the public offering price, less underwriting discounts and commissions. Gross proceeds from the offering are expected to be approximately $90 million, assuming no exercise of the underwriters’ option to purchase additional shares.

Citigroup and Evercore ISI are acting as joint lead bookrunning managers for the offering. Stifel and Cantor are acting as joint bookrunning managers for the offering. JMP Securities is acting as lead manager and H.C. Wainwright & Co. is acting as co-manager for the offering. The offering is expected to close on April 2, 2021, subject to customary closing conditions.

A shelf registration statement on Form F-3 relating to the offered ordinary shares was filed with the Securities and Exchange Commission (SEC) on November 7, 2018, which was declared effective on November 19, 2018.  A preliminary prospectus supplement relating to and describing the terms of the offering has been filed with the SEC. When available, copies of the final prospectus supplement and the accompanying prospectus relating to the offering may be obtained from Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at (800) 831-9146, or by email at prospectus@citi.com; Evercore ISI, Attention: Equity Capital Markets, 55 East 52nd Street, 36th Floor, New York, NY 10055, or by telephone at (888) 474-0200 or by email at ecm.prospectus@evercore.com; Stifel, Nicolaus & Company, Incorporated, Attention: Prospectus Department, One Montgomery Street, Suite 3700, San Francisco, CA 94104, by telephone at (415) 364-2720 or by email at syndprospectus@stifel.com; Cantor Fitzgerald & Co., Attention: Capital Markets, 499 Park Avenue, 6th floor, New York, NY 10022, or by email at prospectus@cantor.com. You may also obtain these documents free of charge by visiting the SEC’s website at www.sec.gov.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA therapies for the treatment of severe genetic rare diseases such as Leber congenital amaurosis 10, Usher syndrome and retinitis pigmentosa. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind.

Forward-Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements are based on management’s beliefs and assumptions and on information available to management only as of the date of this press release. These forward-looking statements include, but are not limited to, statements about the completion, timing and size of the offering of ProQR’s ordinary shares. These forward-looking statements involve risks and uncertainties, many of which are beyond ProQR’s control, including risk and uncertainties related to market conditions, severity and duration of the impact of COVID-19 on our business and operations, and satisfaction of customary closing conditions related to the offering. There can be no assurance that ProQR will be able to complete the offering on the anticipated terms, or at all. Applicable risks also include those that are included in ProQR’s prospectus supplement and accompanying prospectus filed with the SEC for the offering, including the documents incorporated by reference therein, which include ProQR’s Annual Report on Form 20-F for the year ended December 31, 2020, and any subsequent SEC filings. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

ProQR Therapeutics N.V.:

Investor Contact:
Sarah Kiely
ProQR Therapeutics N.V.
T: +1 617 599 6228
skiely@proqr.com

or

Hans Vitzthum
LifeSci Advisors
T: +1 617 430 7578
hans@lifesciadvisors.com

Media Contact:
Cherilyn Cecchini, MD
LifeSci Communications
T: +1 646 876 5196
ccecchini@lifescicomms.com